Filed by NetScout Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: NetScout Systems, Inc.

(Commission File No. 000-26251)

NetScout Systems entered into an agreement with Danaher on 13 October 2014 to acquire its communications businesses, which include Arbor Networks, Tektronix Communications and parts of Fluke Networks. The USD2.6 billion transaction is expected to close in mid-2015, and would catapult NetScout to the leadership position in the communications service provider (CSP) service assurance segment with combined revenue of about USD600 million worldwide. Probe systems would account for 90% of this revenue, while the remainder would be from service management solutions. NetScout will gain scale and access to a large installed base of customers in the CSP vertical: Tektronix alone has more than 125 customers.

NetScout is set to gain scale, access to the CSP and enterprise markets, and entry into cyber security vertical

NetScout has enjoyed sustained growth in the CSP vertical during the past 5 years. It entered the market with a strong IP heritage and proven success in the enterprise segment, and has benefitted from growing investments in the network transformation to IP. NetScout’s CSP customers include every mobile operator in North America, the top-five Tier 1 operators in Europe, SK Telecom, Mobile Telephone Networks (MTN) in South Africa and Taiwan Mobile. NetScout generated about USD146 million in revenue from the CSP segment in 2013, positioning the company in third place in the probe systems segment and seventh in the overall service assurance segment.1

Danaher is a conglomerate with a portfolio of companies in five market sectors, including test and measurement, environmental, life sciences and diagnostics, dental, and industrial technologies. Within the test and measurement sector, it has the following three communications platform businesses, which NetScout has agreed to acquire.

•	Arbor Networks is a provider of cyber security software for network distributed denial of service attack (DDoS) detection and mitigation for CSP and enterprise businesses. Its products fall outside Analysys Mason’s telecoms software taxonomy.

•	Fluke Networks derives some revenue from probe systems, which we include in our telecoms software coverage, but its primary business is network deployment and installation tools for operator and enterprise customers.

•	Tektronix is the leading supplier of service assurance products and services to the telecoms industry. It generated an estimated USD445 million in the probe systems and service management sub-segments in 2013. Tektronix’s customers include a combination of mobile, fixed and cable operators, including AT&T, Telefónica UK (O2), Telstra, Verizon and Vodafone.

[1]	For further details, see Analysys Mason’s Service assurance systems: worldwide market shares 2013.

© Analysys Mason Limited 2014	October 2014

NetScout Systems acquires Tektronix Communications and gains leadership of the service assurance market  |   2

Post-acquisition, the combined company would control about 43% of the worldwide probe systems market (which generated USD1.23 billion in 2013 – see Figure 1) and about 20% of the service assurance market overall (USD2.93 billion – see Figure 2).

Figure 1: Probe systems market shares by revenue, worldwide, 2013 [Source: Analysys Mason, 2014]

Figure 2: Service assurance system market shares by revenue, worldwide, 2013 [Source: Analysys Mason, 2014]

© Analysys Mason Limited 2014	October 2014

NetScout Systems acquires Tektronix Communications and gains leadership of the service assurance market  |   3

NetScout plans to incorporate its Adaptive Session Intelligence technology into the acquired assets

Adaptive Session Intelligence (ASI) technology, which NetScout launched in November 2010, is at the core of the company’s nGenius portfolio, and enables operators and enterprises to perform deep packet analysis on the user’s session data to better understand the user experience and effectively manage application and quality of experience. NetScout plans to integrate this technology into the acquired assets during the next 12–18 months. The technology integration challenges will be immense, but NetScout is confident that it can repeat what it achieved with Network General.

Ultimately, NetScout aims to position itself as a primary source of application and network intelligence to the higher order big data analytics platforms provided by vendors such as IBM, Oracle and SAP.

The new NetScout would be well positioned to support LTE, network virtualisation and subscriber intelligence

If the deal is approved by shareholders, the new entity would be well positioned to support CSPs with developments in the following four key areas.

•	LTE: NetScout and Tektronix both rode the LTE wave in developed Asia–Pacific and North America, and the combined company will be strongly positioned to win new LTE business when other regions open up. However, operators will be looking for alternative vendor solutions to avoid vendor lock-in, which will create opportunities for competitors such as Anritsu, Astellia, Empirix, JDS Uniphase and Polystar.

•	Network virtualisation: Network virtualisation is gaining traction, and operators will soon be tackling the challenge of designing the next-generation OSS required to assure and manage services on the virtual next-generation network. The new NetScout will be well placed to capitalise on this opportunity, thanks to its strong heritage and success in the enterprise vertical. The Danaher companies will provide a large installed base of customers for upsell and cross-sell opportunities.

•	Application and subscriber intelligence: NetScout is taking a bet that operators will increasingly need customer intelligence based on application usage and the traffic they generate, and sees a significant opportunity for its ASI technology. Service and customer experience will become increasingly important differentiators for operators facing the challenge of dwindling voice revenue and slow revenue growth from data services, and they will not be able to achieve this differentiation without in-depth insight into customer behaviour on their networks.

•	Big data and real-time network analytics value chain: By clearly positioning the new company’s solutions as a source of subscriber intelligence, NetScout has made its position clear in the big data analytics value chain. However, it will inherit network analytics and service management capabilities from Tektronix (the Iris suite), which will be useful for targeted customer experience management use cases.

© Analysys Mason Limited 2014	October 2014

Additional Information and Where You Can Find It

NetScout will file a Preliminary Proxy Statement on Schedule 14A and a Registration Statement on Form S-4 containing a prospectus of NetScout and other documents concerning the proposed acquisition with the Securities and Exchange Commission (“SEC”). Investors are urged to read the proxy statement and prospectus when they become available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain free copies of the proxy statement and prospectus (when they are available) and other documents filed by NetScout with the SEC at the SEC’s website at www.sec.gov. The proxy statement and the prospectus and other documents may also be obtained for free by contacting Andrew Kramer, Vice President of Investor Relations, by telephone at 978-614-4000, by email at ir@netscout.com, or by mail at Investor Relations, NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886.

This communication is not a solicitation of a proxy from any security holder of NetScout. However, NetScout, Danaher and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NetScout’s stockholders in connection with the proposed transaction. Information about NetScout’s directors and executive officers and their beneficial ownership of NetScout’s common stock may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on July 24, 2014. This document can be obtained free of charge from the SEC website at www.sec.gov.